EXHIBIT 99.1

Crucell Signs PER.C6(tm) Cell Line Development Service Agreement

LEIDEN, Netherlands, Dec. 08, 2003 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that it has signed a service agreement with U.S.-based Progenics Pharmaceuticals, Inc. (Nasdaq:PGNX), whereby Crucell will undertake the development of a cell line based on its proprietary PER.C6(tm) technology for the production of a recombinant protein product candidate for Progenics. Under the terms of the agreement, Crucell will receive payments on reaching agreed milestones outlined in the PER.C6(tm) cell line development program. Further financial details were not disclosed.

Crucell's PER.C6(tm) technology offers a reliable, safe and scalable cell line for the production of a wide range of biologics including recombinant proteins and monoclonal antibodies. Through the PER.C6(tm) technology licensing program, Crucell and DSM Biologics offer pharmaceutical and biotechnology companies a routine cell line development program in which stable PER.C6(tm) cell clones are generated to produce large amounts of the required recombinant protein or monoclonal antibody.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing products that prevent and treat infectious diseases. Crucell leverages its unique PER.C6(tm) production technology to develop a broad range of vaccines and antibodies. The company's development activities include collaborations with the U.S. National Institutes of Health, the U.S. Army, GlaxoSmithKline (GSK), Harvard Medical School and New York University. In addition, Crucell licenses its PER.C6(tm) production technology to the biopharmaceutical industry independently and through partnerships with contract manufacturing organizations such as DSM Biologics. Licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the pdf version of the release, please click on the following link:

http://hugin.info/132631/R/927468/126578.pdf

CONTACT:  Crucell N.V.
          Louise Dolfing
          Manager Corporate Communications
          Tel +31-(0) 71-524 8863
          l.dolfing@crucell.com